Exhibit 99.1

For Immediate Release

Radware Announces 2019 Annual General Meeting

TEL AVIV, ISRAEL, September 19, 2019 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced that its 2019 Annual General Meeting of Shareholders will be held on Thursday, October 24, 2019, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the Annual General Meeting is September 20, 2019.

The agenda of the Annual General Meeting is as follows:

1.	To re-elect Messrs. Roy Zisapel and Joel Maryles as Class II directors of the Company until the annual general meeting of shareholders to be held in 2022;

2.	To re-elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.
To approve an increase of the Company’s authorized share capital from 60,000,000 to 90,000,000 ordinary shares and related amendments to the Company’s Memorandum of Association and Articles of Association;

4.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company;

5.	To approve modifications in the size of the annual bonus to the President and Chief Executive Officer of the Company;

6.	To approve and ratify the purchase of a D&O insurance policy and related amendments to the Company’s Compensation Policy for Executive Officers and Directors;

7.	To approve grants of equity-based awards to the non-employee directors of the Company; and

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the proposals listed above, at the Annual General Meeting, the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Proposals 1, 2 and 4 through 8 require the approval of a simple majority of the shares voted on the matter at the Annual General Meeting, either in person or by proxy; provided that with respect to Proposals 2 and 4 through 7 either (i) the shares voted in favor of the proposal include at least a majority of the shares voted at the Annual General Meeting, either in person or by proxy, by shareholders who are neither “controlling shareholders” nor have a “personal interest” (as such terms are defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in approving the proposal or (ii) the total number of shares voted against such proposal at the Annual General Meeting, either in person or by proxy, by disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding shares. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. Proposal 3 requires the approval of the holders of not less than 75% of the shares voted on this matter at the Annual General Meeting, either in person or by proxy.

In the absence of the requisite quorum of shareholders at the Annual General Meeting, the Annual General Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Annual General Meeting in accordance with the Company’s Articles of Association.

Position Statements Etc.

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Annual General Meeting must be delivered to the Company no later than 10 days prior to the Annual General Meeting date and (ii) eligible shareholders, holding at least 1% of our outstanding ordinary shares, may present proper proposals for inclusion at the Annual General Meeting by submitting their proposals to the Company no later than one week following the date hereof and, if the Company determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, the Company will publish a revised agenda in the manner set forth below.

Additional Information and Where to Find It

In connection with the Annual General Meeting, Radware will make available to its shareholders of record a proxy statement describing the various proposals to be voted upon at the Annual General Meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at https://www.radware.com/ir/financial-info/ or by directing such request to the Company’s Investor Relations department at ir@radware.com.

If applicable, valid position statements and/or revised meeting agenda will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above and on the Company’s website).

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Anat Earon-Heilborn
+972 723917548
ir@radware.com

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com